Exhibit XI

Consent of Independent Auditors

The Board of Directors

Nordic Investment Bank

We consent to the incorporation by reference in the registration statement (No. 333-203363) on Schedule B of Nordic Investment Bank of our report dated March 10, 2017, with respect to the statement of financial position of Nordic Investment Bank as of December 31, 2016 and the related statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes to the financial statements, which report appears in this Amendment No. 3 to the December 31, 2015 Annual Report on Form 18-K/A.

/s/ Marcus Tötterman	/s/ Anders Tagde

Marcus Tötterman	Anders Tagde
Authorized Public Accountant	Authorized Public Accountant

KPMG Oy Ab	KPMG AB
Helsinki, Finland	Stockholm, Sweden

March 22, 2017